EXHIBIT 99.1

PyroGenesis Provides Update on AMF Investigation

MONTREAL, Aug. 31, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high tech company (the “Company” or “PyroGenesis”) that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), today provides an update regarding the previously reported investigation by the Autorité des marchés financiers (“AMF”), the securities regulatory authority in the Province of Quebec, being conducted in the context of applicable securities laws.

As previously disclosed, the Company understands the AMF has investigated certain actions taken by the President and Chief Executive Officer of the Company, Mr. P. Peter Pascali, in connection with a settlement agreement entered into on April 30, 2018 between the Company and Phoenix Haute Technology Inc. (“Phoenix”), a company controlled by the late father of Mr. Pascali, and ancillary transactions (the “2018 Phoenix Transactions”).

Pursuant to the terms of the board approved settlement agreement, and as further disclosed in the annual information form of the Company for the year ended December 31, 2020, available under the Company’s profile on SEDAR+ at www.sedarplus.ca, under “Interest of Management and Others in Material Transactions – Settlement of Claim”, the Company issued $3.7 million of units comprised of common shares and warrants to Phoenix in 2018, to settle a $5.5 million claim of Phoenix with respect to the unpaid portion of the consideration payable by the Company to Phoenix for an acquisition of intellectual property rights completed in 2011.

The AMF has initiated administrative proceedings against Mr. Pascali, Alan Curleigh, who is a director of the Company, and the Company, for actions taken in connection with the 2018 Phoenix Transactions. The AMF alleges that Mr. Pascali was in breach of section 199.1(2) of the Securities Act (Québec), that Mr. Pascali and the Company made misrepresentations in breach of sections 196 and 197 of the Securities Act (Québec), that Mr. Pascali and the Company failed to comply with certain disclosure obligations under applicable securities legislation, and that Mr. Pascali and Mr. Curleigh failed to comply with their fiduciary duties as directors of the Company. The AMF is seeking administrative penalties totaling $4.20 million against Mr. Pascali, and a disgorgement order of $9.57 million to the AMF also from Mr. Pascali. The AMF is also seeking administrative penalties totaling $550,000 against the Company. Separately, the AMF is also seeking orders prohibiting Mr. Pascali and Mr. Curleigh to act as an officer or director of a reporting issuer for 5 years.

“It is disappointing that after several years of an extensive investigation by the AMF and cooperation by PyroGenesis, the AMF felt that these proceedings were warranted,” said Mr. P. Pascali. “The Company will welcome its day in court where we are confident the truth will prevail and the motives behind those who supported this outcome will be exposed.”

Based on prior AMF proceedings, these proceedings will likely take years to conclude. In the interim, investors can take comfort from the fact that after several years of investigation in which events occurring over a period of over 12 years were thoroughly reviewed, all allegations are in connection with only the 2018 Phoenix Transactions. Separately, investors should be reassured by the fact that the administrative penalties being sought against the Company are limited to $550,000, with the vast majority of the financial penalties and costs sought against Mr. Pascali. Management expects to be less distracted by these proceedings compared to the investigation process over the past several years. Management is committed to continue to operate PyroGenesis in the ordinary course with unwavering dedication to our clients and pursuing our shared goals.

Each of Mr. Pascali, Mr. Curleigh and the Company denies the allegations against him/it, believes they are without merit, and will vigorously defend himself/itself. The operations of the Company continue as usual. The Company, Mr. Pascali and Mr. Curleigh will continue to cooperate with the AMF, if and as requested, consistent with their practice to always cooperate with regulatory authorities.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/